UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 7, 2006

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On February 7, 2006, NTS Realty Holdings Limited Partnership ("NTS Realty") issued a press release to announce that it entered into an agreement with AMLI at Castle Creek, L.P. and AMLI Residential Properties, L.P., each a Delaware limited partnership that is not affiliated with NTS Realty, to purchase two multifamily properties located in Indianapolis, Indiana. These properties are commonly known as AMLI at Castle Creek and AMLI at Lake Clearwater. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Exhibits:

Exhibit No.	Description
99.1	Press release of NTS Realty Holdings Limited Partnership, dated February 7, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells

By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: February 7, 2006



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: February 7, 2006

NTS Realty Holdings Limited Partnership Announces Agreement to Purchase Two Multifamily Properties in Indianapolis

Louisville, KY (February 7, 2006) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that it entered into an agreement (the "Agreement") with AMLI at Castle Creek, L.P. and AMLI Residential Properties, L.P., each a Delaware limited partnership (collectively, the "Sellers"), to purchase two multifamily properties located in Indianapolis, Indiana. These properties are commonly known as AMLI at Castle Creek ("Castle Creek") and AMLI at Lake Clearwater ("Lake Clearwater").

Castle Creek and Lake Clearwater are located approximately two miles apart from each other near the northern perimeter of Marion County north of Indianapolis. Each offers apartments that feature contemporary floor plans, gourmet kitchens, oversized patios and balconies, nine-foot ceilings and other custom home features. In addition, each property offers its residents access to a free-standing clubhouse with 24-hour, state-of-the-art fitness center, business center and swimming pool. Castle Creek was built in 2000 and includes 276 units. Lake Clearwater was built in 1999 and has 216 units.

Brian F. Lavin, the President and Chief Executive Officer of the Company's managing general partner, said "We believe this is a great opportunity for us to add to our outstanding multifamily properties in Indianapolis and are looking forward to finalizing the deal."

A spokesperson for the Company indicated that, subject to the terms and conditions of the Agreement, the Company has agreed to a purchase price slightly greater than $50 million to acquire Castle Creek and Lake Clearwater. The Company has until February 25, 2006, to conduct general due diligence on each property. If the Company is satisfied with its due diligence, it must close the Agreement by March 23, 2006.

The spokesperson also announced that the Company intends to increase its line of credit with PNC Bank from $20 million to $70 million, or to obtain alternative temporary financing, and that the Company intends to satisfy the purchase price for Castle Creek and Lake Clearwater by using a portion of the increased line of credit or such alternative temporary financing. The Company intends to secure one or more mortgage loans on the properties by the end of the third quarter.

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Although the Company believes it will be able to complete the purchase of Castle Creek and Lake Clearwater, there can be no assurance that the Company will acquire these properties on the terms and conditions described in this release or on any other terms and conditions. The Sellers' obligation to close the transaction is conditioned upon Sellers obtaining internal approvals within five (5) business days after the date of the Agreement. If Sellers do not obtain such approvals within such period, Sellers may terminate the Agreement by providing the Company with written notice within three (3) business days after the expiration of such five (5) business day period.

About NTS Realty Holdings Limited Partnership

The Company currently owns thirty-four properties, comprised of eleven multifamily properties, nineteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky; Nashville, Tennessee; Richmond, Virginia; Fort Lauderdale, Florida; Indianapolis, Indiana; and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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